Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-146825

November 5, 2007

AirMedia Group Inc.

AirMedia Group Inc., or AirMedia, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents AirMedia has filed with the SEC for more complete information about AirMedia and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents AirMedia has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, AirMedia, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-718-1649 (Morgan Stanley), 1-800-524-4462 (Lehman Brothers) (calling these numbers are not toll free outside the United States). You may also access AirMedia’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1413745/000119312507235101/df1a.htm.

On October 24, 2007, AirMedia filed Amendment No. 1 to its Registration Statement on Form F-1, which included a preliminary prospectus dated October 24, 2007. On November 2, 2007 AirMedia filed Amendment 2 to its Registration Statement on Form F-1 containing no material changes to Amendment No. 1. This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to AirMedia’s Registration Statement filed via EDGAR with the SEC on November 5, 2007 and which were not included in the preliminary prospectus dated October 24, 2007. All references to page numbers are to the page numbers of Amendment No. 3. References to “we,” “us,” “our company” and “our” are used in the same manner as in Amendment No. 3.

Increase in the Initial Public Offering Price Range

The estimated initial public offering price range for the ADSs has increased from between US$9.00 and US$11.00 per ADS, as stated in our preliminary prospectus dated October 24, 2007, to between US$12.00 and US$14.00 per ADS. We have revised the pricing related disclosures, and other disclosures that are contingent on the initial public offering price, in our preliminary prospectus in light of the increase in our proposed initial public offering price range. Set forth below are the revised (1) prospectus cover page, (2) Summary — The Offering section, (3) Use of Proceeds section, (4) Capitalization section, (5) Dilution section, and (6) Principal and Selling Shareholders section.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject To Completion)

Issued             , 2007

15,000,000 American Depositary Shares

AirMedia Group Inc.

REPRESENTING 30,000,000 ORDINARY SHARES

AirMedia Group Inc. is offering 11,750,000 American Depositary Shares, or ADSs, and a selling shareholder is offering 3,250,000 ADSs. Each ADS represents two ordinary shares. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$12.00 and US$14.00 per ADS.

We have received approval for listing the ADSs on the Nasdaq Global Market under the symbol “AMCN.”

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 11.

PRICE US$             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholder
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

We and a selling shareholder have granted the underwriters the right to purchase up to an aggregate of 2,250,000 additional ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2007.

MORGAN STANLEY	LEHMAN BROTHERS

CIBC WORLD MARKETS	SUSQUEHANNA FINANCIAL GROUP, LLLP

                    , 2007

THE OFFERING

Total ADSs offered

by us	11,750,000 ADSs

by a selling shareholder	3,250,000 ADSs

Over-allotment option

We and a selling shareholder have granted the underwriters a 30-day option (commencing on the date of this prospectus) to purchase up to an aggregate of an additional 2,250,000 ADSs to cover over-allotments.

Price per ADS	We currently estimate that the initial public offering price will be between US$12.00 and US$14.00 per ADS.

The ADSs	Each ADS represents two ordinary shares. The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	15,000,000 ADSs (or 17,250,000 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	130,337,606 ordinary shares (or 134,837,606 ordinary shares if the underwriters exercise the over-allotment option in full), calculated based on the assumptions described below.

Use of proceeds

We intend to use the net proceeds from this offering to fund capital expenditures and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement our existing capabilities and businesses.

See “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,121,250 ADSs offered hereby for our directors, officers, employees, business associates and other related persons through our directed share program.

Nasdaq Global Market symbol	AMCN

Depositary	JPMorgan Chase Bank, N.A.

Lock-up

We, our directors and executive officers, all of our existing shareholders and option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, for a period of 180 days following the date of this prospectus. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares outstanding after this offering depends in part on the initial public offering price. This is because, as further described in “Related Party Transactions—Private Placements,” the number of ordinary shares that will be issued upon the automatic conversion of the Series B preferred shares immediately upon the completion of this offering will be based in part on the initial public offering price (as adjusted for the ordinary share to ADS ratio).

The following table shows the conversion ratio of Series B preferred shares to ordinary shares and total number of ordinary shares that will be outstanding immediately after this offering based on various potential initial public offering prices, including the prices within the price range indicated on the front cover of this prospectus:

Public Offering Price Per ADS	Series B Conversion Ratio	Aggregate Number of Ordinary Shares
US$10.00	1 to 0.556	132,388,888
11.00	1 to 0.505	131,580,808
12.00	1 to 0.463	130,907,407
13.00(1)	1 to 0.427	130,337,606
14.00	1 to 0.397	129,849,206
15.00	1 to 0.370	129,425,925

Note: (1) Midpoint of the estimated range of the initial public offering price.

Unless otherwise indicated, all information in this prospectus:

•

assumes the issuance and sale of 23,500,000 ordinary shares (in the form of ADSs) by us and the sale of 6,500,000 ordinary shares (in the form of ADSs) by a selling shareholder at an initial public offering price of US$13.00 per ADS (the midpoint of the price range set forth on the front cover of this prospectus);

•	reflects the conversion of all outstanding Series A preferred shares into 32,600,000 ordinary shares upon the completion of this offering;

•

reflects the conversion of all outstanding Series B preferred shares into 6,837,606 ordinary shares upon the completion of this offering, calculated based on the midpoint of the price range set forth on the front cover of this prospectus;

•

excludes 8,065,000 ordinary shares issuable upon the exercise of stock options issued under our 2007 share incentive plan that are outstanding as of the date of this prospectus, each at an exercise price of US$2.00 per ordinary share;

•	excludes 3,935,000 additional ordinary shares reserved for future grants under our 2007 share incentive plan as of the date of this prospectus; and

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, will be approximately US$138.5 million, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately US$162.7 million. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) the net proceeds of this offering by US$10.9 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the net proceeds from this offering to fund capital expenditures and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement our existing capabilities and businesses. We are not currently negotiating any material acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing bank deposits.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the automatic conversion of all of our outstanding Series A preferred shares into 32,600,000 ordinary shares; (2) the automatic conversion of all of our outstanding Series B preferred shares into 6,837,606 ordinary shares, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price; and (3) the issuance and sale of 23,500,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		As Adjusted(1)
	(in thousands)
Series A convertible redeemable preferred shares, US$0.001 par value, 37,600,000 shares authorized; 37,600,000 shares issued and outstanding	US$	14,450	US$	—
Series B convertible redeemable preferred shares, US$0.001 par value, 16,000,000 shares authorized, issued and outstanding		39,326		—
Shareholders’ equity:
Ordinary shares, US$0.001 par value, 162,400,000 shares authorized; 62,400,000 shares issued and outstanding (actual)		62		130
Additional paid-in capital		—		192,183
Statutory reserve		102		102
Retained earnings		2,802		2,802
Accumulated other comprehensive income		627		627

Total shareholders’ equity		3,593		195,844

Total capitalization	US$	57,369	US$	195,844

Note: (1)	Assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$10.9 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was approximately US$52.5 million, or US$0.49 per ordinary share and US$0.98 per ADS on a pro forma basis reflecting the automatic conversion of all of our outstanding Series A and Series B preferred shares into ordinary shares, assuming an initial public offering price of US$13.00 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2007, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$13.00 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been US$191.0 million, or US$1.47 per outstanding ordinary share, and US$2.94 per ADS. This represents an immediate increase in net tangible book value of US$0.98 per ordinary share and US$1.96 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$5.03 per ordinary share and US$10.06 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	6.50	US$	13.00
Net tangible book value as of June 30, 2007	US$	0.49	US$	0.98
Pro forma net tangible book value after giving effect to this offering	US$	1.47	US$	2.94
Amount of dilution in net tangible book value to new investors in the offering	US$	5.03	US$	10.06

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share(1)		Average Price Per ADS(1)
	Number	Percent	Amount		Percent
	(in millions)

Existing shareholders(1)	106,837,606	82.0%	US$	52.1	25.4%	US$	0.49	US$	0.98

New investors	23,500,000	18.0		152.8	74.6		6.50		13.00

Total	130,337,606	100.0%	US$	204.9	100.0%		1.57		3.14

Note:

(1)    Assumes an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, and the automatic conversion of all of our outstanding Series A and Series B preferred shares into ordinary shares upon the completion of this offering.

A US$1.00 increase (decrease) in the assumed public offering price of US$13.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$10.9 million, the

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	other selling shareholders.

The calculations in the shareholder table below assume that there are 106,837,606 ordinary shares as of the date of this prospectus and 130,337,606 ordinary shares outstanding immediately after this offering. Those numbers were calculated on the assumption that the initial public offering price is US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price. As further described in “Related Party Transactions—Private Placements,” the number of ordinary shares that will be issued upon the automatic conversion of the Series B preferred shares immediately upon the completion of this offering will be based in part on the initial public offering price (as adjusted for the ordinary share to ADS ratio).

The following table shows the conversion ratio of Series B preferred shares to ordinary shares and total number of ordinary shares that will be outstanding immediately after this offering based on various potential initial public offering prices, including the prices within the price range indicated on the front cover of this prospectus:

Public Offering Price Per ADS	Series B Conversion Ratio	Aggregate Number of Ordinary Shares
US$10.00	1 to 0.556	132,388,888
11.00	1 to 0.505	131,580,808
12.00	1 to 0.463	130,907,407
13.00(1)	1 to 0.427	130,337,606
14.00	1 to 0.397	129,849,206
15.00	1 to 0.370	129,425,925

Note: (1) Midpoint of the estimated range of the initial public offering price.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	54,832,640	51.32%	—	—%	54,832,640	42.07%
Qing Xu(2)(8)	7,450,560	6.97	—	—	7,450,560	5.72
Xiaoya Zhang(3)	5,116,800	4.79	—	—	5,116,800	3.93
James Zhonghua Feng	—	—	—	—	—	—
Conor Chiahung Yang	—	—	—	—	—	—
James Hualiang Chen	—	—	—	—	—	—
Jacky Jian Li	—	—	—	—	—	—
Allen Shizhong Yuan	—	—	—	—	—	—
Xiaojun Shang	—	—	—	—	—	—
Zhenyu Wang	—	—	—	—	—	—
Shichong Shan	—	—	—	—	—	—
All Directors and Executive Officers as a Group(8)	67,400,000	63.08	—	—	67,400,000	51.72

Principal and Selling Shareholders:
Wealthy Environment Limited(4)	54,832,640	51.32	—	—	54,832,640	42.07
Global Gateway Investments Limited(5)	32,600,000	30.51	6,500,000	6.08	26,100,000	20.02
Mambo Fiesta Limited(6)(8)	7,450,560	6.97	—	—	7,450,560	5.72
OZ Management LP(7).	3,418,803	3.20	—	—	3,418,803	2.62

Note: (1)	Includes 54,832,640 ordinary shares held by Wealthy Environment Limited, a British Virgin Islands company wholly owned by Mr. Guo. The business address of Mr. Guo is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
(2)	Includes 7,450,560 ordinary shares held by Mambo Fiesta Limited, a British Virgin Islands company wholly owned by Mr. Xu. The business address of Mr. Xu is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
(3)	Includes 5,116,800 ordinary shares held by Great Bridges International Corporation, a British Virgin Islands company wholly owned by Mr. Zhang. The business address of Mr. Zhang is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
(4)	Wealthy Environment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.
(5)	Includes 32,600,000 ordinary shares issuable upon conversion of 32,600,000 Series A preferred shares held by Global Gateway Investments Limited upon the completion of this offering. All of the issued and outstanding shares of Global Gateway Investments Limited are wholly owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings comprises Wu Shangzhi, Jiao Shuge and Liu Xinlai. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (1) an affiliate of Capital Z Partners, (2) an affiliate of the Government of Singapore Investment Corporation, and (3) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. The business address for Global Gateway Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(6)	Mambo Fiesta Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Qing Xu. The registered address of Mambo Fiesta Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.
(7)

Assuming an initial offering price of US$10.00, the midpoint of the estimated range of the initial public offering price, includes: (1) 1,652,991 ordinary shares issuable upon conversion of 3,868,000 Series B preferred shares held by OZ Master Fund, Ltd., or OZMO; (2) 1,473,162 ordinary shares issuable upon conversion of 3,447,200 Series B preferred shares held by OZ Asia Master Fund, Ltd., OZMA; and (3) 292,649 ordinary shares issuable upon conversion of 684,800 Series B preferred shares held by OZ Global Special Investments Master Fund, L.P., or SIMF. As further described in “Related Party Transactions—Private Placements,” the number of ordinary shares that will be issued upon the automatic conversion of the Series B preferred shares immediately upon the completion of this offering will be based in part on the initial public offering price (as adjusted for the ordinary share to ADS ratio). A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would decrease (increase) the number of ordinary shares issuable to OZMO, OZMA and SIMF by approximately 118,071, 105,226 and 20,903, respectively. Based on the midpoint of the estimated range of the initial public offering price, OZ Management LP does not beneficially own more than 5.0% of our ordinary shares. We have included OZ Management LP as a principal shareholder because a decrease in the initial public offering price may result in it owning more than 5.0% of our ordinary shares upon the completion of this offering. Daniel S. Och, as senior managing member of Och-Ziff GP LLC, the general partner of OZ Management LP, the investment manager of OZMO and OZMA, may be deemed to have investment and/or voting control of the shares held by OZMO and OZMA. Daniel S. Och is senior managing member of Och-Ziff GP LLC, the general partner of OZ Advisors LP, which in turn is the general partner of SIMF. In that capacity, he may be deemed to have investment and/or voting control of the shares held by SIMF. OZ Management LP and its affiliates are beneficial owners of more than 5% of our outstanding ordinary shares. The business address for OZ Management Limited is 9 West 57th Street, New York, NY 00019.

(8)	Assumes the underwriters do not exercise the over-allotment option. Mambo Fiesta Limited, a company wholly owned and controlled by Qing Xu, has granted to the underwriters an over-allotment option to purchase 500,000 ordinary shares. If the underwriters exercise the over-allotment option in full, Mambo Fiesta Limited and Qing Xu will beneficially own 6,950,560 ordinary shares or 5.15% of our ordinary shares.

As of the date of this prospectus, none of our outstanding ordinary shares of Series A preferred shares are held by record holders in the United States. As of the date of this prospectus, 50.0% of our outstanding Series B preferred shares are held by three record holders in the United States. Each of OZMO, OZMA and SIMF, which holds our Series B preferred shares, has represented to us that it is affiliated with a registered broker-dealer. Based on their representations, we believe that at the time of the purchase of our Series B preferred shares, OZMO, OZMA and SIMF purchased our Series B preferred shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the shares. None of our shareholders, including OZMO, OZMA and SIMF, is in the business of underwriting securities.

Certain of our major shareholders and their affiliates have indicated their intentions to subscribe for the ADSs offered in this offering. None of such shareholders and their affiliates is currently under any obligation or has any contractual right to purchase any ADSs in this offering, and their interest in purchasing ADSs in this offering is not a commitment to do so.